[Geokinetics Letterhead]

August 21, 2009

Via Edgar and Facsimile (703) 813-6982

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attn:  Tracey L. McNeil

Re:                             Geokinetics Inc.

Registration Statement on Form S-3

File No. 333-160268

Ladies and Gentlemen:

Geokinetics Inc. (the “Company”) requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Washington, D.C. time, on Tuesday, August 25, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott A. McCurdy
Scott A. McCurdy
Vice President